Free Writing Prospectus

VanEck Merk Gold Trust

2018-01-19 Off the Cuff OUNZ

0001546652

Pursuant to 433/164

333-180868

Off The Cuff: The Brain-Dead Fed

https://www.peakprosperity.com/insider/113670/cuff-brain-dead-fed

Chris Martinson:  Now, I'm really interested in how all this plays out for gold, a favorite topic of mine. Of course, you established the fund O-U-N-Z, and that's a great way for people to get into gold, as well.

First, what are you noticing in the fund flows? I've seen that the coin sales really took a dip in the US, didn't really recover. It seems like investment demand is down. But the price has actually rallied reasonably well going forward.

It looks like an anti-dollar trade, still. I'm not seeing, personally, a lot of departure in the price of gold from the other major moves yet. Nothing to suggest that anybody is discounting systemic weakness, or something behind the scenes that we don't know about yet.

Do you agree, or what are you seeing?

Axel Merk:  First, for compliance reason, I have to mention that I cannot accept endorsements. But by all means, I'd love anybody to have a look at Ounz. By the way, the reason I was in London is to inspect the vault. I did check out the gold in London last Friday.

Chris:  It's still there?

[laughter]

Axel:  It's all there, we checked their serial numbers, weighed the bars and did some things. It's one of the privileges of doing that. With regard to how gold may perform, on the one hand, we have interest rates rising. At the same time, gold has been doing quite well.

The reason is, we see professional investors, investment advisers use gold as a diversifier. And the reason they use that is, if you think about that prices have been moving higher on equities or junk bonds and whatnot, is because volatility has been so low.

When volatility is low, future cash flows get discounted less, increasing the value. But gold doesn't have cash flow. If for whatever reason volatility goes up, there's really no change for that. That's why on a relative basis, gold, historically, has done very nicely when there has been a bear market.

There's one big exception, which is the bear market in the early 1980s. That's the one bear market where Volcker, they form a fed share, raised real interest rates really, really high. So high real rates are a competition to gold.

Other than that, gold has historically been a good diversifier as volatility has picked up. People buy it as insurance. It's played that role historically. Of course, nobody knows whether it's going to do that in the future.

But what else are you going to buy if everything else, in quotes, is expensive?

Chris:  I guess. It's the real rates versus nominal rates of interest. That's been, I think, a major story, and has better explanatory power through history. Then in inflation, I still see some headlines coming up saying signs of inflation.

In Germany, they ticked a higher inflation reading recently than the United States certainly is, quote unquote, enjoying, and all of that. But gold and inflation don't really correlate well together for a while.

I'm not sure I see that as the story here, potentially. But gold has been ticking up, somebody's got some interest in it. Clearly, there's been a little more investment demand coming from somewhere.

How do we compare that to the rising rates of interest that we've seen on the short end? Because real rates...How do I ask this? Are real rates actually rising, or do you think inflation's actually ticking up faster than interest rates are now?

Axel:  Gold has been highly correlated to 10-year real rates. That might be a little bit of a mouthful. But there been some more on the medium-to-long end of the spectrum, taking out inflation.

There, the price of gold has been quite correlated. We sometimes show that in our webinars. It's a chart, and if you're talking on a podcast, we can't pull up a chart. [laughs]

But it might be worth looking at that at some point. On the shorter end, as you point out, yes, in some ways, gold should be an inflation hedge and whatnot. It should be doing poorly when rates go up, but it doesn't work that way.

Part of the reason it doesn't work that way is because the markets are forward-looking. There's a lot priced in. A lot of times, the Fed is just, quote unquote, behind the curve, in my view anyway.

One of the things we have discussed together is that it's kind of a tail-wagging-the-dog world, that the Fed will continue hiking rates if the market, in quotes, allows it to do so. The moment that some fear flares up in the market, expectations get lowered about future rate hikes and so forth.

Again, the folks buying gold just say, "Maybe nine years of bull market is something we want to take a little bit of insurance out." [laughs] "And maybe we should take some chips off the table." And yes, things taken off the table might just be cash.

But not everybody likes to have just cash, what else are you going to do? Gold is in some ways one of the easiest diversifiers that many people look at.

Transcription by CastingWords

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